Charlton Aria Acquisition Corporation

September 24, 2024

Pearlyne Paulemon

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Charlton Aria Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted July 19, 2024

CIK No. 0002024459

Dear Pearlyne Paulemon:

We hereby provide a response to the comments issued in a letter dated September 12, 2024 Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement Submission No. 2 via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-1 Submitted August 28, 2024

Cover Page

1.	We acknowledge your response to prior comment 4. We also note that footnotes (4) and (8) of the dilution table on the cover page are inconsistent with footnotes (4) and (8) of the dilution table elsewhere in the prospectus. Please revise or advise.

Response: In response to the Staff’s Comment, we have revised the disclosure on Cover Page of the Amended S-1.

Our Sponsor, page 4

2.	We acknowledge your response to prior comment 12. Please revise your table here and on page 111 to identify the natural persons and entities subject to the agreement and describe any exceptions under the agreement. Please see Item 1603(b)(9) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 6, 91, 111 of the Amended S-1. To the extent that the Staff is concerned with the identification of the parties to the Letter Agreement, we respectfully advise the Staff that the Letter Agreement is a defined term provided on page 1 of the Prospectus Summary, and will be filed as Exhibit 10.1 to the S-1 during public filing of the S-1.

September 24, 2024

3.	Please revise the disclosure accompanying the table on page 6 and disclosure on page 89 to also refer to the loans to be repaid upon completion of the offering, consistent with your disclosure on your cover page. Please see Item 1603(a)(6).

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 7, 92, 112 of the Amended S-1.

4.	We acknowledge your response to prior comment 14. Please revise the table on pages 6 and 7 disclosing the securities owned by the sponsor to indicate the price paid or to be paid for the securities in the table. Outside of the table and on the cover page, please describe the extent to which compensation and the issuance of securities may result in a material dilution of the purchasers’ equity interests. Note that this is in addition to the information to be presented in the dilution tables. See Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover page, and on pages 6, 7, 51, 91, 92, 111 and 112 of the Amended S-1.

Automatic liquidation if no business combination, page 27

5.	We note disclosure you revised in response to prior comment 16. Where you state that up to $100,000 "of interests of the trust fund" may be released to cover dissolution expenses including liquidation expenses of the Trust Account, please clarify whether you mean to refer to interest on the funds held in the trust account, or the interests or assets of the trust account itself that may be released.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover page, and on pages 9, 10, 13, 22, 26, 27, 28, 33, 35, 36, 83, 97, 100, 128, 134 and F-8 of the Amended S-1.

Dilution, page 78

6.	We have reviewed your response to comment 20 and your revised disclosure. Please revise your dilution table to show the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted; the number of shares used to determine net tangible book value per share, as adjusted; and any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted, in quartile intervals. Refer to Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 78, 79, 80 of the Amended S-1.

September 24, 2024

7.	Within your risk factors, we note several mentions of possible actions which may cause further dilution, including dilutive equity financings. Please revise your dilution disclosure to describe each material potential source of future dilution following your offering, including sources not included in your dilution table. Refer to Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 80 of the Amended S-1.

Our sponsor, page 109

8.	We note the disclosure you added in response to prior comment 21. Please clarify whether, although Mr. Tan is not expected to transfer any securities of the sponsor prior to the offering, there are any circumstances under which he could indirectly transfer ownership of SPAC securities through the transfer of sponsor membership interests. Disclosure should also address the possibility of such transfers at any time, not limited to the period prior to the offering.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 5, 90, 110 of the Amended S-1.

Item 16. Exhibits and Financial Statement Schedules, page II-2

9.	We note you have identified Stephen Markscheid, Umesh Patel, and Mark Chaney as your director nominees. Please revise your exhibit index to include the correct natural persons who have consented as your director nominee. Refer to Rule 438 of the Securities Act.

Response: In response to the Staff’s Comment, we have revised the exhibit index of the Amended S-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Robert W. Garner
Robert W. Garner, CEO

cc:	Arila E. Zhou, Esq.

Robinson & Cole LLP